Exhibit 5.1

ARTICLE II

Meeting of Shareholders

Section 1. Annual Meeting. The annual meeting of shareholders shall be held within 180 days of the close of the fiscal year, as set by the Board, for the purpose of electing directors of the Corporation and for the transaction of such other business as properly may be brought before the meeting.

Section 2. Substitute Annual Meeting. If the annual meeting shall not be held in accordance with Section 1 above, a substitute annual meeting may be called in the manner provided for the call of a special meeting in accordance with the provisions of Section 3 of this Article and a substitute annual meeting so called shall be designated as and shall be treated, for all purposes, as the annual meeting.